082-03430

SUPPL

07020826

PRESS RELEASED

2007 FEB -5 A 11:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TIOMIN RESOURCES INC.

Development of the Kwale Mineral Sands Project Moving Ahead: Tiomin Enters into Letter of Intent to Option 50% of Kenya Projects

Toronto, Canada. January 26, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) announces that it has entered into a letter of intent with ATW Venture Corp. ("ATW") providing for the grant to ATW of an option (the "Kenya Option") to acquire up to a 50% interest in Tiomin's Kenyan mineral sands projects (the "Kenya Projects"), including the Kwale project, for US$35 million. In addition, ATW has an option (the "Tanzania Option") to acquire a 50% interest in Tiomin's Tanzanian exploration projects for US$3 million.

Jean-Charles Potvin, Chief Executive Officer of Tiomin, commented: "We are extremely pleased with this transaction with ATW Venture Corp., which will provide the additional equity funding required to proceed with the development of the Kwale project. The injection of an additional US$35 million in new equity improves the balance sheet of the project. Tiomin continues to work closely with the Government of Kenya to resolve the remaining outstanding issues. We are now moving forward in completing the terms and conditions to satisfy the lenders for the drawing down on the US$155 million project debt package. Tiomin continues to receive solid support from its customers regarding off-take contracts for the Kwale project."

Cost escalation for the development of the Kwale project is now projected at US$16 million, which includes US$12 million in capital expenditures and US$4 million in foreign exchange. Tiomin now intends to finance the estimated US$12 million power plant from internal resources. In addition, Tiomin Kenya Ltd. will now also be able to accelerate its exploration activities for minerals sands in East Africa.

Kwale Project Budget	US$ millions
Original capital expenditures	178
Capitalized financing & related costs	23
Original funds required	201
Cost escalations	12
Estimated foreign exchange impact	4
Purchase power plant, rather than lease	12
Revised project budget	**229**

Letter of Intent

The letter of intent provides that ATW has the option to acquire a 10% interest in the Kenya Projects by paying US$2.5 million on or before January 31, 2007, and an additional US$4.5 million (for a total of US$7 million) on or before February 28, 2007. ATW has the further option to acquire an additional 40% interest in the Kenya Projects by paying an additional US$28.0 million on or before April 3, 2007. The Kenya Option is subject to, among other things, (i) completion, satisfactory to ATW, of a due diligence review of the Kenyan Projects, (ii) completion by ATW of a financing of not less than US$35 million, (iii) receipt of all necessary regulatory approvals, including acceptance by each of the Toronto Stock Exchange and the TSX Venture Exchange; and (iv) receipt of written approval of the banks in the debt financing consortium which have provided Tiomin's US$155 million debt facility in respect of the Kwale project in Kenya. Pursuant to the Tanzania Option, ATW would, provided it exercises the Kenya Option

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